Stacie S. Aarestad Partner
617.239.0314 fax 866.955.8599 saarestad@eapdlaw.com

September 14, 2009

BY EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attention: Christian Windsor, Special Counsel

Re:	NewStar Financial, Inc.
Form 10-K for the fiscal year ended December 31, 2008
Form 10-Q for the period ended March 31, 2009
Form 10-Q for the period ended June 30, 2009
File No. 001-33211

Dear Mr. Windsor:

On behalf of NewStar Financial, Inc. (“NewStar” or the “Company”), we submit this letter in response to the comments provided to NewStar from the staff of the Securities and Exchange Commission (the “Staff”), in a letter dated August 27, 2009 (the “Letter”), relating to NewStar’s Form 10-K for the fiscal year ended December 31, 2008 (the “Form 10-K”), Form 10-Q for the period ended March 31, 2009, and Form 10-Q for the period ended June 30, 2009 (collectively, the “Reports”). Set forth below are the Staff’s comments followed by the Company’s responses. The responses are keyed to the numbering of the comments in the Letter and appear following the comments, which are restated below in italics. The factual statements and information set forth below are based entirely on information furnished to us by the Company and its representatives, which we have not independently verified. All statements of belief are the belief of the Company.

Form 10-K for the period ended December 31, 2008

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

Results of Operations for the years ended December 31, 2008, 2007 and 2006, page 32

1.

We refer to the “Provision for credit losses” section on page 36 that states the increase in the provision to $38 million in 2008 as compared to $20 million for 2007 was mainly due to $31 million of specific provisions for impaired loans and

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September 14, 2009

to the growth of your loan portfolio growth. Please tell us and revise this section in future filings to discuss the reasons why this increase in specific and general provisions was necessary and how it considered the following:

•

The specific type and credit risk characteristics of the loans that results in the $18 million increase in the provision in 2008 taking into consideration the 12 impaired loans totaling $113 million discussed in the “Asset Quality and Allowance for Loan Losses” section on page 40.

•

Approximately 78% of your loan portfolio includes balloon and bullet transactions that require either small or no principal payments over the term of the loan. Refer to the last risk factor on page 13.

•

Recent events in the financial and real estate markets that have affected your loan portfolio. Refer to Note 4 on page 71 that states you grant commercial and real estate customers throughout the United States whose debt repayment ability may be affected by adverse economic conditions or events in specific industries.

•	The $15.1 million or 438% increase in net charge-offs in 2008 compared to 2007.

•

The extent to which the provision considered the liquidity and expected cash flows of the borrowers and the nature and the fair value and geographical location of the underlying collateral. Consider in your response the risk factor on page 13 that states you make loans primarily to privately-owned small and medium-sized companies of which many do not publicly report their financial condition.

RESPONSE:

The allowance is based on a review of the appropriateness of the allowance for credit losses and its two components on a quarterly basis. The estimate of each component is based on observable information and on market and third-party data believed reflective of the underlying credit losses being estimated.

In accordance with SFAS No. 5, Accounting for Contingencies, a base allowance is provided for loans that are not impaired. The Company employs a variety of internally developed and third-party modeling and estimation tools for measuring credit risk, which are used in developing an allowance for loan losses on outstanding loans. The Company’s

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September 14, 2009

allowance framework addresses economic conditions, capital market liquidity and industry circumstances from both a top-down and bottoms-up perspective. The Company considers and evaluates changes in economic conditions, credit availability, industry and multiple obligor concentrations in assessing both probabilities of default and loss severities as part of the general component of the allowance for loan losses.

On at least a quarterly basis, loans are internally risk-rated based on individual credit criteria, including loan type, loan structures (including balloon and bullet structures common in the Company’s Middle Market cash flow loans), borrower industry, payment capacity, location and quality of collateral if any (including the Company’s Commercial Real Estate loans). Borrowers provide the Company with financial information on either a monthly or quarterly basis. Ratings, corresponding default rates and loss severities are dynamically updated to reflect any changes in borrower condition or profile.

For Middle Market loans, the data set used to construct probabilities of default in its allowance for loan losses model, Moody’s CRD Private Firm Database, contains only middle market loans and incorporates attributes relevant to the Company’s loans. The Company also considers the quality of the loan terms, including the repayment profile, in determining a loan loss in the event of default.

For Commercial Real Estate loans, the Company employs two mechanisms to capture the impact of industry and economic conditions. First, a loan’s risk rating, and thereby its default likelihood, can be adjusted to account for overall commercial real estate market quality. Second, to the extent that economic or industry trends adversely affect a borrower’s loan-to-value ratio enough to impact repayment ability, the Company applies stress multipliers to the loan’s probability of default. The multipliers are designed to account for default characteristics that are difficult to quantify when market conditions cause commercial real estate prices to decline.

Additionally, when determining the amount of the general allowance, the Company supplements the base amount with a judgmental amount which is governed by a score card system comprised of ten weighted risk factors. The risk factors are designed based on those outlined in the Comptrollers of the Currency’s Allowance for Loan and Lease Losses Handbook.

During 2008, the Company increased the overall general allowance by $8.0 million, or as a percentage of the underlying loans from 1.39% at December 31, 2007, to 1.72% at December 31, 2008. This increase resulted from overall migration of ratings assigned to the portfolio, as well as increases in loss severity and probability of default factors assigned to risk rated loans, an increase in the environmental supplemental amounts reflecting deteriorating economic and capital market conditions and an increase in outstanding balances.

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September 14, 2009

In accordance with SFAS No. 114, “Accounting by Creditors for Impairment of a Loan”, a loan is considered impaired when it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impairment of a loan is based upon either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent, depending on the circumstances and our collection strategy. Impaired loans are identified based on the loan-by-loan risk rating process described above.

The 2008 specific provision of $30.9 million reflected both an increase in specific allowances associated with impaired loans at December 31, 2008 versus 2007, as well as charge-offs during 2008. In 2007, a charge-off of $4.6 million reflected losses on one loan in the Company’s portfolio. In 2008, charge-offs totaled $19.7 million and were a result of adverse performance of three consumer oriented middle market loans and one commercial real estate condominium conversion.

Impaired loans at December 31, 2008 were in both Commercial Real Estate and in Middle Market, over a range of industries impacted by the then current economic environment including the following: Mining, Steel, Iron and Non-Precious Metals; Buildings and Real Estate; Broadcasting and Entertainment; and Personal and Nondurable Consumer Products. For impaired Middle Market loans, (10 loans amounting to $94.8 million) the Company measured impairment based on expected cash flows utilizing relevant information provided by the borrower and consideration of other market conditions or specific factors impacting recoverability. Such amounts are discounted based on original loan terms. For impaired Commercial Real Estate loans, (two loans amounting to $18.0 million) the Company determined that the loans were collateral dependent and measured impairment based on the fair value of the related collateral utilizing recent appraisals from third-party appraisers.

We will include in our future filings similar discussion as that presented above regarding increases/decreases to our specific and general allowance for credit losses.

Securities and Exchange Commission

September 14, 2009

Critical Accounting Policies, page 47

2.	We refer to the “Valuation of Investments in Debt Securities” section on page 50 that states that as of December 31, 2008 you had completely written off your RMBS products that had previously exposed you to changes in the credit performance of the mortgages underlying these investment securities. Please revise this section in future filings to disclose that you sold $114 million of the RMBS securities holdings to an off-balance sheet financial vehicle. Also refer to Note 7, Residual Interest.

RESPONSE:

We will revise this disclosure in future filings to disclose that we sold $114 million of the RMBS securities to an off-balance sheet financing vehicle and we will refer to the Residual Interest footnote.

Asset Quality and Allowance for Loan Losses, page 40

3.	Tell us and in future filings describe the nature and extent of any potential problem loans which are not now disclosed as nonperforming loans for which the Company has serious doubts as to the ability of the borrowers to comply with the present loan repayment terms. Refer to Item III.C.2 of Industry Guide 3.

RESPONSE:

In accordance with SFAS No. 114, Accounting by Creditors for Impairment of a Loan, it is the Company’s policy that during the reporting period to record a specific provision for credit losses for all loans for which we have serious doubts as to the ability of the borrowers to comply with the present loan repayment terms. Consequently, all of these loans at December 31, 2008 are classified as impaired (if they have not been so classified already as a result of a troubled debt restructuring) and are disclosed in the Allowance for Credit Losses footnote to the financial statements. Please refer to the “Critical Accounting Policies – Allowance for credit losses” section (pp. 49-50) of our Form 10-K.

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September 14, 2009

Financial Statements for the three-year period ended December 31, 2008

Note 3, Fair Value, page 67

4.	We refer to the table on page 69 that presents assets and liabilities measured on a recurring and nonrecurring basis and the level of input in the SFAS 157 valuation hierarchy. Please tell us and in future filings revise this section to explain if the “Loans, net” caption on a nonrecurring basis for $18 million refers to impaired loans. If so, reconcile this amount to the impaired and non-accrual loans totaling $113 million and $61 million in Note 4 on page 70.

RESPONSE:

The “Loans, net” caption on a nonrecurring basis consists of impaired collateral-dependent commercial real estate loans. The fair values of these loans are based on third party appraisals of the underlying collateral value. The remaining impaired loans were not collateral dependent. We added disclosure to our Form 10-Q for the period ended June 30, 2009 in Note 3 (p. 11) to clarify the composition of this category, and we will continue to include similar disclosure in future filings when applicable.

5.	We refer to the table of changes in Level 3 recurring fair value measurements on page 70. Please tell us and in future filings revise this section to discuss the following:

•	Describe the event(s) that occurred during 2008 which resulted in a reduction of $30 million in Level 3 inputs regarding Investments in Debt Securities Available-for-Sale.

•	Explain why the ending balance of the table of changes is dated September 30, 2008 and not as of December 31, 2008.

RESPONSE:

During 2008, the Company received proceeds from repayments and sales of $31 million, and realized a loss of $0.9 million on such sales. Additionally, the Company recorded unrealized losses of $1.5 million, which resulted in a $30 million reduction of Level 3 inputs.

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September 14, 2009

The ending balance is labeled incorrectly as September 30, 2008, and should have been labeled December 31, 2008.

Note 7, Residual Interest, page 74

6.	We note in June 2007 you sold securities and loans with amortized cost of $188 million, including $114 million of RMBS holdings to a third party and recorded a $4.4 million loss on the transaction and a $31 million loss on your residual interest. We also note investors have no recourse to your other assets if the debtors fail to pay or do not receive their contractual return. Please tell us and in future filings disclose whether you have accounted for the securitization transaction under FIN46(R) or under SFAS 140 and your basis for considering the securitization transaction qualified for off-balance sheet treatment under the relevant accounting guidance. Consider in your response the following:

•

Assuming the off-balance sheet financial vehicle is an SPE under FIN46(R), please state your basis for concluding that you are not the primary beneficiary of the securitization trust considering you appear to continue to participate in the rights to residual rewards of the off-balance sheet securitization trust through the future cash flows after the investors receive their contractual return.

•

We note you state the loss for 2008 was driven by the impact on cash flows related to the deteriorating performance of the underlying RMBS collateral assets. Assuming the securitization trust is a QSPE under SFAS 140, please tell us how you considered paragraph 41 of SFAS 140 which states that an entity cannot be a QSPE if it receives from a transferor significant secured financial asset(s) that are likely to default with the expectation that it will foreclose on and profitably manage the secured nonfinancial asset.

•

We note that 60% of the financial assets transferred to the off-balance sheet financial vehicle consisted of $114 million of RMBS holdings with actual or potential impairments to the underlying real estate collateral. Refer also to Note 6, Investments in Debt Securities Available-for-Sale on page 73 that states nine RMBS securities determined to be other-than-temporarily impaired were sold. Please tell us and disclose any contractual conditions or related contemporaneous agreements that require the Company to:

•	Repurchase non-performing assets transferred to the QSPE.

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•	Substitute non-performing loans and OREOs transferred to the QSPE for similar performing mortgages in the Company’s on-balance sheet portfolio.

•	Reimburse the QSPE for costs incurred related to the disposition of the non-performing loans.

•	Incur in credit enhancements such as cash collateral accounts to investors for reimbursement of chargeoffs of uncollectible loans.

RESPONSE:

In June 2007, NewStar established a warehouse entity to collect its financial assets and third party assets (i.e., debt securities). A two step securitization program was established to effect the ultimate transfer of the assets to a third party multi-seller conduit. None of the entities involved in the securitization were deemed to be QSPEs but all were deemed to be VIEs. NewStar was deemed to be the primary beneficiary of both the warehouse and the bankruptcy remote entity but was not considered to be the primary beneficiary of the conduit.

The transfer of the assets was evaluated under FAS 140 and deemed to be a sale. NewStar obtained the appropriate legal opinions to support the isolation analysis. The transferee was not constrained from pledging or exchanging the assets, and therefore the transferor did not maintain actual control over the financial assets. Finally, the transferor did not have effective control over the financial assets as they did not have the unilateral ability to cause the return of the assets nor an agreement that both entitles and obligates them to repurchase the financial assets.

As noted above, the conduit was deemed to be a VIE, but NewStar was not considered to be the primary beneficiary as NewStar only has interest in the specific assets that it transferred to the multi-seller conduit under FIN 46(R).

The Company has no obligation to repurchase non-performing loans, substitute similar performing assets, nor an obligation to reimburse the trust for any costs incurred related to the disposition of non-performing loans.

We will use language similar to the above disclosure in future filings regarding the accounting for the securitization transaction under FIN46(R) and under SFAS 140.

Securities and Exchange Commission

September 14, 2009

Notes 16, Financial Instruments with off-balance sheet risk, page 87.

7.	We note that interest mitigation products such as interest rate swap, caps and floors had a notional value of $545 million in 2008 and $556 million in 2007. We also note the “Off-Balance Sheet Arrangements” section on page 47 states your interest rate risks related to customer derivatives is mitigated by entering into similar derivatives having offsetting terms with counterparties with the above stated notional value in 2008. Please tell us and in future filings provide the following information as applicable:

•

Discuss any material differences in accounting treatment between the interest mitigation products in Note 16 and the interest rate swaps with a notional value of $12 million designated as cash flow hedges discussed in Note 8, Derivative Financial Instrument Hedging Activities, on page 75.

•

Disclosures required by paragraphs 44 to 47 of SFAS 133 for each type of derivative product used for interest mitigation that total the $545 million of notional value but is not included as part of the hedging derivatives disclosure in Note 8.

RESPONSE:

As discussed in Note 8 of the Company’s Form 10-K, in 2006 NewStar entered into two interest rate swap agreements (with a combined notional value of $12 million as of December 31, 2008) to hedge LIBOR based debt for which it achieves cash flow hedging accounting treatment under SFAS 133. The Company records these interest rate derivative contracts in either “Other assets” or “Other liabilities” at fair value in the consolidated balance sheet. Changes in the fair value of these derivatives are recorded in other comprehensive income to the extent that the derivative is effective as a hedge, until earnings are affected by the variability in cash flows of the designated hedged item. The ineffective portion of the change in fair value of a derivative instrument that qualifies as a cash-flow hedge is reported in earnings. The Company records the contracted interest rate swap net amounts exchanged in interest expense in the consolidated statements of operations.

The interest rate mitigation products discussed in Note 16 do not qualify for hedge accounting treatment under SFAS 133. These products are interest rate derivatives offered to our clients to help them achieve their risk management objectives. To mitigate NewStar’s exposure to the market risk associated with client derivative contracts, the Company enters into offsetting interest rate derivative products with other counterparties.

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September 14, 2009

These interest rate swaps and caps contracts are recorded at fair value on the Company’s balance sheet in either “Other assets” or “Other liabilities”. Gains and losses on derivatives not designated as cash flow hedges, including any cash payments made or received are reported as gain (loss) on derivatives in the consolidated statements of operations.

As disclosed in Note 3 of the Company’s Form 10-K, for all interest rate derivative contracts, those in an asset position (carry value of $16.1 million) are recorded in “Other assets” and those contracts in a liability position (carry value of $17.0 million (including $0.9 million designated as a cash flow hedge)) are recorded in “Other Liabilities”.

On January 1, 2009, the Company adopted SFAS 161 and has included the disclosures required therein in its quarterly reports filed to date.

We will continue to include substantially similar language, as applicable, in future filings to discuss any material differences in accounting treatment between the interest rate mitigation products and interest rate swaps and to meet the requirements of paragraphs 44 to 47 of SFAS 133.

Note 17, Income Taxes, page 88

8.	We note you state that based on the projected future taxable income over the period in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences. Please provide us with an analysis of the positive and negative evidence considered under paragraphs 23 to 25 of SFAS 109 that supports your conclusion that no valuation allowance was necessary as of December 31, 2008. Consider in your response that although the Company has pre-tax net income of $39.5 million in 2008 it incurred pre-tax losses of $10.6 million and $29.6 million in 2007 and 2006 and has incurred consecutive pre-tax losses of $6.6 million and $24.9 million during the three and six month periods ended June 30, 2009.

RESPONSE:

The Company’s assessment of the realizability of the deferred tax asset considers whether it is more likely than not that some, or all of the deferred tax asset will not be realized. The Company considered all available evidence, both positive and negative, in determining that a valuation allowance was not needed at December 31, 2008. Examples

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of positive and negative evidence considered include the Company’s recent history of paying taxes, trends in its earnings, positive financial ratios (including levels of capital that the Company believes sufficient to withstand the current economic environment), and the impact of the downturn in the current economic environment (including the impact of credit on allowance and provision for loan losses; and the impact on funding levels) on the Company. The Company also considered in its assessment the level of income taxes paid in previous periods of $29.9 million in 2008 and $7.3 million in 2007, and the timing of reversals of existing deferred tax liabilities. The Company had pre-tax income of $38.5 million for the year ended December 31, 2008, and net losses of $10.6 million and $29.6 million for the years ended December 31, 2007 and 2006. Included in these amounts are expenses related to the IPO of $32.3 million in 2006. Additionally, 2007 results reflect the sale of the majority of its structured products securities and loans to a third party in June 2007, which resulted in a loss of $4.4 million, in addition to $48 million of previously incurred impairment losses of $48 million. Subsequent to December 31, 2007, the Company discontinued the origination of structured products. The Company holds one investment security available for sale at December 31, 2008 with a carrying value of $3 million related to structured products. The Company noted that these factors, which drove the losses in 2007 and 2006, reflect positive evidence when added back to pre-tax income. Additionally, the Company evaluated its business plans and results during its forecast period of future taxable income. Such consideration included liquidity, earnings results (including anticipated level of credit losses over a reasonable period of time), available sources of funding and capital from existing sources. The Company’s forecast utilized in its December 31, 2008 analysis included a sufficient level of earnings over a reasonable period of time.

We also considered the schedule of reversal of deferred tax assets and liabilities, and projected future taxable income in our analysis. The Company’s gross deferred tax asset amounted to $78.8 million at December 31, 2008 (net of tax it was $31.2 million). At December 31, 2008, the Company considered its level of taxable income for 2008 and 2007, coupled with future projections of taxable income over the periods in which the deferred tax assets are expected to reverse and concluded no valuation allowance was necessary.

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September 14, 2009

Form 10-Q for the period ended June 30, 2009

Management Discussion and Analysis of Financial Condition

Borrowings and Liquidity, page 33.

9.	Revise this section in future filings to discuss the impact on your access to cash due to the reduced amounts available under your credit facilities combined with the reduced advance rates for originated loans.

RESPONSE:

We will revise this section in future filings using language substantially similar to the proposed revised disclosure included below, as applicable, to discuss how our access to cash has been constrained due to the reduced amounts available under our credit facilities combined with the reduced advance rates for originated loans.

“Borrowings and Liquidity

As of June 30, 2009 and December 31, 2008, we had outstanding borrowings totaling $1.8 billion and $1.9 billion, respectively. Borrowings under our various credit facilities, term debt securitizations and repurchase obligations have supported our loan growth.

Credit facility renewals and amendments to existing credit facilities in 2009 have been and we expect they will continue to be more expensive, at lower committed amounts and provide lower advance rates than similar transactions we completed in prior periods. Reduction in advance rates under our warehouse credit facilities in 2009 and 2008 resulted in the use of cash to repay advances. Lower committed amounts under our credit facilities will limit our ability to borrow funds to support future loan growth.”

Note 2, Summary of Significant Accounting Policies, Recently Adopted Standards, page 7

10.	Considering FSP FAS 115-2 and FAS 124 is effective for interim and annual periods ending after June 15, 2009, please tell us how you implemented the criteria for evaluating whether an impairment of a debt security is other than temporary. Consider in your response that your statement in Note 6 on page 14 that you have the ability and intent to hold these securities until a recovery of fair value does not appear to consider the revised “more likely than not” evaluation methodology in paragraph 21 of this FSP.

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September 14, 2009

RESPONSE:

As of June 30, 2009, the Company had one debt security that was in an unrealized loss position. Prior to the date of adoption of FSP FAS 115-2 and FAS 124, no other than temporary impairment had been recorded on this one security based on an evaluation of expected cash flows. The fair value of the debt security was based on expected cash flows of the underlying contracts considering prepayments, interest rates, market discount rates, other contractual terms, and expected defaults of the underlying contracts. We compared the expected discounted cash flows to the carrying value of the security to determine if there was impairment.

The Company does not currently intend to sell this debt security prior to maturity or recovery. The Company also determined that it is not more likely than not that it will be required to sell the security before the recovery of its amortized cost basis. Furthermore, there has not been any previously recorded other than temporary impairment related to the debt security. The Company concluded that there has not been an adverse change in cash flows expected to be collected.

11.	Tell us and discuss in future filings how you implemented FSP FAS 99-20-1 which was effective for interim and annual periods ending after December 15, 2008.

RESPONSE:

As noted above, we had one debt security with a carrying value of $3 million, which is the only security with a carrying value greater than $0 as of June 30, 2009. This debt security was in an unrealized loss position, which is subject to the other than temporary impairment guidance in EITF Issue 99-20, as revised by FSP FAS 99-20-1. The adoption of FSP 99-20-1 did not have any impact on our financial statements, as at the adoption date, the one debt security did not have a probable adverse change in estimated cash flows.

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September 14, 2009

Note 6, Investments in Debt Securities, Available-for-Sale, page 14

12.	We note the Company has no debt securities that had gross unrealized losses with a duration of twelve months or more as of December 31, 2008 and June 30, 2009. Please tell us and discuss in future filings why the gross unrealized losses of $1.5 million with a duration of less than twelve months as of December 31, 2008 did not form part of the gross unrealized loss with a duration of twelve months or more as of June 30, 2009. Consider in your response the following:

•	The Company did not sell any debt securities during the six months ended June 30, 2009.

•	The fair value of the securities with unrealized losses decreased to $2.97 million as of June 30, 2009 as compared to $3.03 million as of December 31, 2008.

•

The requirements of paragraph 9 of FSP FAS 107-1 and APB 28-1 with respect to disclosing the methods and significant assumptions used to estimate the fair value of the financial instruments in interim periods.

RESPONSE:

As previously noted, we had one debt security in an unrealized loss position as of June 30, 2009 and December 31, 2008. This debt security did not have an unrealized loss until September 30, 2008. If this security continues to have an unrealized loss, it will migrate to the “gross unrealized losses with a duration of twelve months or more” column in our Form 10-Q filing for the period ended September 30, 2009.

The fair value of the debt security was based on cash flows expected to be collected from the underlying contracts considering prepayments, interest rates, market discount rates, other contractual terms, and expected defaults of the underlying contracts. The Company had one debt security with a carrying value of $3 million at December 31, 2008 and June 30, 2009. The Company will consider the disclose requirements of FSP FAS 107-1 and APB 28-1 in future filings should the carrying value of investment securities change significantly.

* * *

Securities and Exchange Commission

September 14, 2009

In connection with responding to the Staff’s comment, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Reports, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Reports and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (617) 239-0314 if you have any questions or require any additional information.

Thank you for your attention to this matter.

Very truly yours,

/s/ Stacie S. Aarestad
Stacie S. Aarestad

cc:	John K. Bray, Chief Financial Officer NewStar Financial, Inc.

Jeanette Fritz, Partner KPMG LLP